news release

Encana files 2015 year-end disclosure documents

Calgary, Alberta (February 29, 2016) TSX, NYSE: ECA

Encana Corporation announced today that it filed its audited Consolidated Financial Statements for the year ended December 31, 2015 and related Management’s Discussion and Analysis with Canadian securities regulatory authorities. Encana has also filed its Annual Information Form for the year ended December 31, 2015, which includes the disclosure and reports relating to reserves data and other oil and gas information required pursuant to National Instrument 51-101 of the Canadian Securities Administrators. Encana has also filed its Form 40-F for the year ended December 31, 2015 with the U.S. Securities and Exchange Commission. Copies of these documents may be obtained via www.sedar.com or www.sec.gov (for the Form 40-F), or the company’s website, www.encana.com, or by emailing investor.relations@encana.com. Copies of Encana’s audited Consolidated Financial Statements are available upon request free of charge.

Encana Corporation

Encana is a leading North American energy producer that is focused on developing its strong portfolio of resource plays, held directly and indirectly through its subsidiaries, producing natural gas, oil and natural gas liquids (NGLs). By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Investor contact:	Media contact:
Brendan McCracken	Simon Scott
Vice-President, Investor Relations	Vice-President, Communications
(403) 645-2978	(403) 645-2526
Brendan.McCracken@encana.com	Simon.scott@encana.com

Brian Dutton	Jay Averill
(403) 645-2285	Director, Media Relations
Brian.Dutton@encana.com	(403) 645-4747
Jay.Averill@encana.com
Patti Posadowski
(403) 645-2252 Patti.Posadowski@encana.com	Doug McIntyre Sr. Advisor, Media Relations (403) 645-6553 Doug.McIntyre@encana.com

Encana Corporation	1